            Prospectus Supplement to Prospectus Dated April 7, 1999.

                               50,000,000 Shares

                                MBNA CORPORATION

                                  Common Stock
                            ------------------------
     The common stock is listed on the New York Stock Exchange under the symbol "KRB." The last reported sale price of the common stock on the New York Stock Exchange on August 14, 2000 was $35.50 per share.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                            ------------------------

     The underwriter will purchase the common stock from MBNA Corporation at a price of $32.00 per share resulting in $1,600,000,000 aggregate net proceeds (before expenses) to MBNA Corporation.

     The underwriter may offer the common stock in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. See "Underwriting."

                            ------------------------

     The underwriter expects to deliver the shares against payment in New York, New York on August 17, 2000.

                              GOLDMAN, SACHS & CO.

                            ------------------------

                  Prospectus Supplement dated August 14, 2000.

                      [This Page Intentionally Left Blank]

                                MBNA CORPORATION

     MBNA Corporation, a bank holding company located in Wilmington, Delaware, is the parent company of MBNA America Bank, N.A., a national bank and MBNA Corporation's principal subsidiary. MBNA America Bank, N.A. has two wholly owned foreign bank subsidiaries, MBNA International Bank Limited located in the United Kingdom and MBNA Canada Bank located in Canada. Through MBNA America Bank, N.A., we are the largest independent credit card lender in the world and the leading issuer of affinity credit cards marketed primarily to members of associations and customers of financial institutions. In addition to our credit card lending, we also make other consumer loans and offer insurance and deposit products.

     We generate interest and other income through:

     - finance charges assessed on outstanding loan receivables,

     - interchange income,

     - credit card and other fees,

     - securitization income,

     - insurance income, and

     - interest earned on investment securities and money market instruments.

Our primary costs are the costs of funding our loan receivables and investment securities and money market instruments, which include:

     - interest paid on deposits, short-term borrowings, and long-term debt and bank notes;

     - credit losses;

     - royalties paid to affinity groups and financial institutions;

     - business development and operating expenses; and

     - income taxes.

     As of June 30, 2000, we had total assets of $32.1 billion, deposits of $20.4 billion and stockholders' equity of $4.5 billion. Our return on average total assets for the six months ended June 30, 2000 was 3.33%, as compared to 3.05% for the same period during 1999. Our return on average stockholders' equity for the six months ended June 30, 2000 was 24.44%, as compared to 23.24% for the same period in 1999.

                              RECENT DEVELOPMENTS

     On August 14, 2000, MBNA Corporation and First Union Corporation executed a definitive agreement for the purchase by us of First Union's consumer revolving credit portfolio of $5.3 billion in loans and more than 3 million accounts, and its commercial credit card portfolio of $215 million in loans and approximately 300,000 accounts as of June 30, 2000. The purchase price represents a premium on the loan receivables of approximately $1 billion, subject to adjustment. The transaction is currently expected to close in late September 2000. MBNA Corporation and First Union also entered into agreements with terms of seven years for us to market personal, business, corporate and purchasing cards to First Union's 16 million customers.

                                USE OF PROCEEDS

     We estimate that the net proceeds of this offering (before offering expenses) will be $1,600,000,000. We intend to use a portion of the net proceeds from this offering to purchase the consumer revolving credit and commercial credit card portfolios of First Union Corporation and the remainder for general corporate purposes.

                            SELECTED FINANCIAL DATA

     The following selected financial data for the years ended December 31, 1995 through 1999 have been derived from our audited consolidated financial statements for such periods. The data presented for the six months ended June 30, 2000 and 1999 are derived from our unaudited consolidated financial statements and were prepared in accordance with generally accepted accounting principles for interim financial information for such periods. In the opinion of management, the unaudited consolidated financial statements for the six months ended June 30, 2000 and 1999 have been prepared on a basis consistent with the audited consolidated financial statements and reflect all normal, recurring adjustments necessary to present fairly the financial data and results of operations for such periods. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results for the full year or for any other interim period.

     You should read the selected financial data below in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in the Prospectus. See "Incorporation of Certain Information by Reference" and "Available Information" in the Prospectus.

                                FOR THE SIX MONTHS ENDED
                                        JUNE 30,                          FOR THE YEAR ENDED DECEMBER 31,
                               ---------------------------   ----------------------------------------------------------
                                   2000           1999           1999            1998           1997           1996
                               ------------   ------------   -------------   ------------   ------------   ------------
                                 (UNAUDITED, DOLLARS IN           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               THOUSANDS, EXCEPT PER SHARE
                                        AMOUNTS)
INCOME STATEMENT DATA
Net interest income..........  $   551,384    $   493,842    $    933,765    $   742,339    $   692,390    $   640,477
Provision for possible credit
 losses......................      189,147        214,220         408,914        310,039        260,040        178,224
Other operating income.......    2,304,407      1,932,262       4,207,821      3,228,969      2,812,879      1,895,923
Other operating expense......    1,826,649      1,544,396       3,077,708      2,407,204      2,223,121      1,626,882
Net income...................      519,957        413,175       1,024,423        776,266        622,500        474,495
PER COMMON SHARE DATA
Earnings(a)..................  $       .64    $       .51    $       1.26    $      1.01    $       .80    $       .61
Earnings -- assuming
 dilution(a).................          .62            .49            1.21            .97            .76            .59
Dividends....................          .16            .14             .28            .24            .21            .19
Book value...................         5.29           4.44            4.97           2.90           2.34           1.87
RATIOS
Return on average total
 assets......................         3.33%          3.05%           3.62%          3.38%          3.25%          3.26%
Return on average
 stockholders' equity........        24.44          23.24           27.18          36.91          35.56          34.46
Average receivables to
 average deposits............        88.93          89.06           85.33          86.04          88.82          92.50
Stockholders' equity to total
 assets......................        13.88          13.48           13.61           9.27           9.25          10.00
Loan Portfolio:
Delinquency(b)...............         3.77           4.17            3.82           3.86           3.93           3.59
Net credit losses............         2.18           2.60            2.63           2.39           2.14           1.98
Managed Loans (c):
Delinquency..................         4.44           4.64            4.45           4.62           4.59           4.28
Net credit losses............         4.01           4.39            4.33           4.31           3.97           3.35
Net interest margin(d).......         7.11           7.65            7.42           7.47           7.50           7.62
MANAGED LOAN DATA (C)
At period end:
 Loans held for
   securitization............  $ 7,426,197    $ 5,410,118    $  9,692,616    $ 1,692,268    $ 2,900,198    $ 2,469,974
 Loan portfolio..............    9,695,285      9,931,874       7,971,093     11,776,099      8,261,876      7,659,078
 Securitized loans...........   59,211,174     49,182,696      54,591,804     46,172,739     38,217,786     28,494,481
                               -----------    -----------    ------------    -----------    -----------    -----------
   Total managed loans.......  $76,332,656    $64,524,688    $ 72,255,513    $59,641,106    $49,379,860    $38,623,533
                               ===========    ===========    ============    ===========    ===========    ===========
Average for the period:
 Loans held for
   securitization............  $ 8,553,426    $ 3,711,138    $  4,071,394    $ 2,577,482    $ 2,875,212    $ 2,529,484
 Loan portfolio..............    8,770,465     10,725,229      10,351,101      9,352,807      7,563,301      6,174,095
 Securitized loans...........   55,708,941     46,640,292      49,706,760     40,970,936     32,746,963     22,514,014
                               -----------    -----------    ------------    -----------    -----------    -----------
   Total managed loans.......  $73,032,832    $61,076,659    $ 64,129,255    $52,901,225    $43,185,476    $31,217,593
                               ===========    ===========    ============    ===========    ===========    ===========
For the period:
 Sales and cash advance
   volume....................  $59,359,147    $47,560,332    $105,806,935    $82,968,874    $66,399,425    $48,666,129


                               FOR THE YEAR ENDED DECEMBER 31,
                               ------------
                                   1995
                               ------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INCOME STATEMENT DATA
Net interest income..........  $   544,226
Provision for possible credit
 losses......................      138,176
Other operating income.......    1,424,618
Other operating expense......    1,246,067
Net income...................      353,099
PER COMMON SHARE DATA
Earnings(a)..................  $       .47
Earnings -- assuming
 dilution(a).................          .46
Dividends....................          .17
Book value...................         1.48
RATIOS
Return on average total
 assets......................         3.09%
Return on average
 stockholders' equity........        35.51
Average receivables to
 average deposits............        91.60
Stockholders' equity to total
 assets......................         9.56
Loan Portfolio:
Delinquency(b)...............         3.11
Net credit losses............         1.91
Managed Loans (c):
Delinquency..................         3.70
Net credit losses............         2.74
Net interest margin(d).......         7.42
MANAGED LOAN DATA (C)
At period end:
 Loans held for
   securitization............  $ 3,168,427
 Loan portfolio..............    4,967,491
 Securitized loans...........   18,575,786
                               -----------
   Total managed loans.......  $26,711,704
                               ===========
Average for the period:
 Loans held for
   securitization............  $ 2,269,362
 Loan portfolio..............    4,792,536
 Securitized loans...........   15,440,499
                               -----------
   Total managed loans.......  $22,502,397
                               ===========
For the period:
 Sales and cash advance
   volume....................  $34,272,909

                                FOR THE SIX MONTHS ENDED
                                        JUNE 30,                          FOR THE YEAR ENDED DECEMBER 31,
                               ---------------------------   ----------------------------------------------------------
                                   2000           1999           1999            1998           1997           1996
                               ------------   ------------   -------------   ------------   ------------   ------------
                                 (UNAUDITED, DOLLARS IN           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               THOUSANDS, EXCEPT PER SHARE
                                        AMOUNTS)
BALANCE SHEET DATA
Investment securities and
 money market instruments....  $ 4,853,478    $ 4,996,397    $  4,572,052    $ 5,440,939    $ 4,594,709    $ 3,194,664
Loans held for
 securitization..............    7,426,197      5,410,118       9,692,616      1,692,268      2,900,198      2,469,974
Credit card loans............    6,791,080      7,879,505       6,060,564      8,975,051      5,830,221      5,722,299
Other consumer loans.........    2,904,205      2,052,369       1,910,529      2,801,048      2,431,655      1,936,779
                               -----------    -----------    ------------    -----------    -----------    -----------
   Total loans...............    9,695,285      9,931,874       7,971,093     11,776,099      8,261,876      7,659,078
Reserve for possible credit
 losses......................     (375,300)      (326,897)       (355,959)      (216,911)      (162,476)      (118,427)
                               -----------    -----------    ------------    -----------    -----------    -----------
   Net loans.................    9,319,985      9,604,977       7,615,134     11,559,188      8,099,400      7,540,651
Total assets.................   32,137,558     27,995,770      30,859,132     25,806,260     21,305,513     17,035,342
Total deposits...............   20,439,846     16,377,482      18,714,753     15,407,040     12,913,213     10,151,686
Long-term debt and bank
 notes.......................    5,484,948      6,125,799       5,708,880      5,939,025      5,478,917      3,950,358
Stockholders' equity.........    4,459,772      3,773,430       4,199,443      2,391,035      1,970,050      1,704,308
AVERAGE BALANCE SHEET DATA
Investment securities and
 money market instruments....  $ 4,719,717    $ 5,700,510    $  5,797,141    $ 4,905,943    $ 3,851,867    $ 2,927,351
Loans held for
 securitization..............    8,553,426      3,711,138       4,071,394      2,577,482      2,875,212      2,529,484
Credit card loans............    6,278,580      8,447,420       8,184,713      6,820,538      5,456,349      4,907,814
Other consumer loans.........    2,491,885      2,277,809       2,166,388      2,532,269      2,106,952      1,266,281
                               -----------    -----------    ------------    -----------    -----------    -----------
   Total loans...............    8,770,465     10,725,229      10,351,101      9,352,807      7,563,301      6,174,095
Reserve for possible credit
 losses......................     (362,702)      (270,848)       (299,754)      (192,024)      (143,277)      (111,041)
                               -----------    -----------    ------------    -----------    -----------    -----------
   Net loans.................    8,407,763     10,454,381      10,051,347      9,160,783      7,420,024      6,063,054
Total assets.................   31,415,482     27,319,764      28,310,222     22,982,349     19,125,282     14,571,288
Total deposits...............   19,480,022     16,209,034      16,901,334     13,866,645     11,752,887      9,408,843
Long-term debt and bank
 notes.......................    5,695,956      5,957,090       5,974,276      5,873,122      4,639,430      3,029,250
Stockholders' equity.........    4,277,803      3,585,400       3,769,539      2,103,043      1,750,459      1,377,072
Weighted average common
 shares outstanding (000)....      801,835        800,180         801,020        751,856        751,837        751,812
Weighted average common
 shares outstanding and
 common stock
 equivalents (000)...........      825,376        836,840         837,083        789,421        789,801        778,473


                               FOR THE YEAR ENDED DECEMBER 31,
                               ------------
                                   1995
                               ------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

BALANCE SHEET DATA
Investment securities and
 money market instruments....  $ 2,669,402
Loans held for
 securitization..............    3,168,427
Credit card loans............    4,090,553
Other consumer loans.........      876,938
                               -----------
   Total loans...............    4,967,491
Reserve for possible credit
 losses......................     (104,886)
                               -----------
   Net loans.................    4,862,605
Total assets.................   13,228,889
Total deposits...............    8,608,914
Long-term debt and bank
 notes.......................    2,657,600
Stockholders' equity.........    1,265,058
AVERAGE BALANCE SHEET DATA
Investment securities and
 money market instruments....  $ 2,451,783
Loans held for
 securitization..............    2,269,362
Credit card loans............    4,160,230
Other consumer loans.........      632,306
                               -----------
   Total loans...............    4,792,536
Reserve for possible credit
 losses......................     (103,568)
                               -----------
   Net loans.................    4,688,968
Total assets.................   11,425,721
Total deposits...............    7,709,840
Long-term debt and bank
 notes.......................    2,212,591
Stockholders' equity.........      994,287
Weighted average common
 shares outstanding (000)....      751,839
Weighted average common
 shares outstanding and
 common stock
 equivalents (000)...........      770,464

---------------
(a) Earnings per common share is computed using net income applicable to common stock and weighted average common shares outstanding, whereas earnings per common share-assuming dilution includes the potential dilutive effect of common stock equivalents. MBNA Corporation's common stock equivalents are solely related to employee stock options. MBNA Corporation has no other common stock equivalents.

(b) MBNA Corporation's loan portfolio delinquency does not include loans held for securitization or securitized loans.

(c) Managed loans include MBNA Corporation's loans held for securitization, loan portfolio, and securitized loans.

(d) MBNA Corporation's managed net interest margin is presented on a fully taxable equivalent basis.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at June 30, 2000 and as adjusted to give effect to the issuance and sale of the shares of common stock offered hereby. The table should be read in conjunction with our consolidated financial statements and the accompanying notes thereto incorporated by reference in the Prospectus. See "Incorporation of Certain Documents by Reference" and "Available Information" in the Prospectus.

                                                                   JUNE 30, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (UNAUDITED, DOLLARS IN
                                                                     THOUSANDS)
Long-Term Debt and Bank Notes (a)...........................  $5,484,948   $ 5,484,948
Stockholders' Equity:
  Preferred stock...........................................          86            86
  Common stock..............................................       8,018         8,518
  Additional paid-in capital................................   1,213,041     2,812,541
  Retained earnings.........................................   3,282,235     3,282,235
  Accumulated other comprehensive income....................     (43,608)      (43,608)
                                                              ----------   -----------
     Total Stockholders' Equity.............................   4,459,772     6,059,772
                                                              ----------   -----------
     Total Capitalization...................................  $9,944,720   $11,544,720
                                                              ==========   ===========

---------------
(a) Includes $563.3 million of guaranteed preferred beneficial interests in our junior subordinated deferrable interest debentures.

     The federal bank regulatory agencies have had under consideration possible rulemaking to amend the regulatory capital guidelines for banks and bank holding companies with respect to the treatment of residual interests in asset securitizations. No proposed rule has been formally published; however, it is possible that the agencies will in the near future propose rules requiring increased regulatory capital requirements in respect of such residual interests and/or requiring regulatory capital deductions for such interests held above a specified limit. Either approach would result in a reduction in our regulatory capital ratios, but we do not currently anticipate any effect that would result in our becoming less than "well capitalized" for regulatory capital purposes.

                          MARKET PRICE OF COMMON STOCK

     The common stock is listed and traded on the New York Stock Exchange under the symbol "KRB." As of June 30, 2000, there were 801,781,250 shares of common stock issued and outstanding. The following table sets forth the high and low sales price and the closing price per share of the common stock, as reported on the NYSE Composite Tape for the quarters indicated, as well as the cash dividends per share of common stock declared by us for the quarters indicated.

                                                                                     DIVIDEND DECLARED
                                                                                        PER COMMON
                                                    HIGH       LOW       CLOSE             SHARE
                                                    ----       ---       -----       -----------------
2000
First quarter.....................................  $27 9/16   $20        $25 1/2          $.08
Second quarter....................................   29 5/8     22         27 1/8           .08
Third quarter (through August 14, 2000)...........   35 1/2     26 7/8     35 1/2           .08
1999
First quarter.....................................  $27 15/16  $22 3/16   $23 7/8          $.07
Second quarter....................................   30 3/4     22 1/2     30 5/8           .07
Third quarter.....................................   32 1/2     22 13/16   22 13/16         .07
Fourth quarter....................................   29 1/8     20 15/16   27 1/4           .07

                                                                                     DIVIDEND DECLARED
                                                                                        PER COMMON
                                                    HIGH       LOW       CLOSE             SHARE
                                                    ----       ---       -----       -----------------
1998
First quarter.....................................  $25        $17 3/16   $23 7/8          $.06
Second quarter....................................   25 5/16    20 5/16    22 1/16          .06
Third quarter.....................................   25 1/16    15 11/16   19 1/16          .06
Fourth quarter....................................   25 3/8     13 3/4     24 13/16         .06
1997
First quarter.....................................  $16 1/2    $12 1/8    $12 3/8          $.05
Second quarter....................................   16 7/16    12 7/16    16 1/4           .05
Third quarter.....................................   20 1/16    16 9/16    18               .05
Fourth quarter....................................   19 1/2     17 1/16    18 3/16          .05

     Our board of directors has declared a quarterly dividend of $.08 per share on the common stock, payable October 1, 2000 to stockholders of record as of September 15, 2000.

                              DIVIDEND LIMITATIONS

     The payment of dividends in the future and the amount of such dividends, if any, will be at the discretion of our board of directors. The payment of preferred and common stock dividends by us may be limited by certain factors, including regulatory capital requirements, broad enforcement powers of the federal bank regulatory agencies, and tangible net worth maintenance requirements under our revolving credit facilities. The payment of common stock dividends may also be limited by the terms of our outstanding preferred stock. If we have not paid scheduled dividends on the preferred stock, or declared the dividends and set aside funds for payment, we may not declare or pay any cash dividends on the common stock. In addition, if we defer interest payments for consecutive periods covering 10 semiannual periods or 20 consecutive quarterly periods, depending on the series, on our guaranteed preferred beneficial interests in MBNA Corporation's junior subordinated deferrable interest debentures (see "Capitalization"), we may not be permitted to declare or pay any cash dividends on our capital stock or interest on debt securities that have equal or lower priority than the junior subordinated deferrable interest debentures. During the six months ended June 30, 2000, we declared dividends on our preferred stock of $7.4 million and on our common stock of $128.3 million.

     MBNA Corporation is a legal entity separate and distinct from its banking and other subsidiaries. The primary source of funds for payment of preferred and common stock dividends by MBNA Corporation is dividends received from MBNA America Bank, N.A. The amount of dividends that a bank may declare in any year is subject to certain regulatory restrictions. Generally, dividends declared in a given year by a national bank are limited to its net profit, as defined by regulatory agencies, for that year, combined with its retained net income for the preceding two years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. In addition, a national bank may not pay any dividends in an amount greater than its undivided profit. Under current regulatory practice, national banks may pay dividends only out of current operating earnings. Also, a bank may not declare dividends if such declaration would leave the bank inadequately capitalized. Therefore, the ability of MBNA America Bank, N.A. to declare dividends will depend on its future net income and capital requirements. At June 30, 2000, the amount of retained earnings available for declaration and payment of dividends from MBNA America Bank, N.A. to us was $1.8 billion. Payment of dividends by MBNA America Bank, N.A. to us, however, can be further limited by federal bank regulatory agencies.

     MBNA America Bank, N.A.'s payment of dividends to us may also be limited by a tangible net worth requirement under our senior syndicated revolving credit facility. This facility was established in

April 2000. If this facility had been drawn upon as of June 30, 2000, the amount of retained earnings available for declaration of dividends would have been further limited to $590.5 million.

                                  UNDERWRITING

     MBNA Corporation and Goldman, Sachs & Co. ("Goldman Sachs"), as the underwriter for the offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase all of the shares.

     Goldman Sachs proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, Goldman Sachs may be deemed to have received compensation in the form of underwriting discounts. Goldman Sachs may effect such transactions by selling shares of the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman Sachs and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

     MBNA Corporation has agreed with Goldman Sachs not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this Prospectus Supplement continuing through the date 90 days after the date of this Prospectus Supplement, except with the prior written consent of Goldman Sachs. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, Goldman Sachs may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than it is required to purchase in the offering. Goldman Sachs does not have an option to purchase additional shares from MBNA Corporation, and any short sales by Goldman Sachs will therefore be "naked" short sales. Goldman Sachs must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Goldman Sachs is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

     Purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of MBNA Corporation's common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     MBNA Corporation estimates that its share of the total expenses of the offering will be approximately $350,000.

     MBNA Corporation has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Goldman Sachs has from time to time provided investment banking services to MBNA Corporation.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents and information previously filed with the Commission are hereby incorporated by reference in this Prospectus Supplement:

1. MBNA Corporation's Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A-1 provided, however, that the information referred to in Item 402 (a)(8) of Regulation S-K promulgated by the Commission shall not be deemed to be specifically incorporated by reference herein.

2. MBNA Corporation's Current Reports on Form 8-K dated January 10, 2000, January 31, 2000, February 29, 2000, March 8, 2000, March 28, 2000, March 31,
   2000, April 12, 2000, April 13, 2000, April 30, 2000, May 11, 2000, May 31,
   2000, June 1, 2000, June 23, 2000, June 28, 2000, June 30, 2000, July 12,
   2000, July 20, 2000, and July 31, 2000.

3. MBNA Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000.

4. The description of MBNA Corporation's common stock contained in its registration statement filed on Form 8-A on January 18, 1991 under the Exchange Act.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus Supplement and prior to the termination of the offering of the shares of common stock hereby shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement, the Prospectus and the Registration Statement of which they are a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement, the Prospectus or such Registration Statement.

     MBNA Corporation undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of the Prospectus Supplement has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to MBNA Corporation, Wilmington, Delaware 19884-0131, Attention:
Investor Relations (800) 362-6255.

                          VALIDITY OF THE COMMON STOCK

     The validity of the common stock will be passed upon for MBNA Corporation by John W. Scheflen, Executive Vice President, General Counsel and Secretary of the Corporation, and by Simpson Thacher & Bartlett, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for Goldman Sachs by Sullivan & Cromwell, New York, New York. Simpson Thacher & Bartlett and Sullivan & Cromwell each will rely upon the opinion of Mr. Scheflen with respect to matters of Maryland law and Mr. Scheflen will rely upon the opinion of Simpson Thacher & Bartlett with respect to matters of New York law. Mr. Scheflen owns beneficially in excess of 769,000 shares of our common stock, including options exercisable within sixty days under our stock incentive plans. Sullivan & Cromwell regularly performs legal services for us.


$2,500,000,000                                             [MBNA LOGO]
MBNA CORPORATION

-------------------------------

 A security is not a deposit         MBNA Corporation may offer and sell --
 and the securities are not          -- Debt Securities
 insured or guaranteed               -- Preferred Stock
 by the Federal Deposit              -- Common Stock
 Insurance Corporation               -- Warrants
 or any other                        -- Stock Purchase Contracts
 governmental agency.                -- Stock Purchase Units
 This prospectus may be used to      We will provide specific terms of these securities in
 offer and sell securities only      supplements to this prospectus. You should read this
 if accompanied by the               prospectus and any supplements carefully before you
 prospectus supplement for           invest.
 those securities.
-------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 April 7, 1999

              IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS
             PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT

     We provide information to you about the securities in three separate documents that progressively provide more detail:

- this prospectus, which provides general information, some of which may not apply to your securities;
- the accompanying prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities; and
- a pricing supplement, which describes the specific and final terms of your securities.

     IF THE TERMS OF YOUR SECURITIES VARY BETWEEN THE PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE FOLLOWING ORDER OF PRIORITY:

-  THE PRICING SUPPLEMENT;
-  THE PROSPECTUS SUPPLEMENT; AND
-  THE PROSPECTUS.

     We include cross-references in this prospectus and the accompanying prospectus supplement to captions in these materials where you can find further related discussions. The following Table of Contents and the Table of Contents included in the accompanying prospectus supplement provide the pages on which these captions are located.

     You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption "Index of Terms for Prospectus" beginning on page 24 in this prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                               Page
                                               ----
ABOUT THIS PROSPECTUS........................    4

WHERE YOU CAN FIND MORE INFORMATION..........    4

THE COMPANY..................................    5

USE OF PROCEEDS..............................    5

RATIO OF EARNINGS TO FIXED
    CHARGES AND RATIO OF EARNINGS
    TO COMBINED FIXED CHARGES
    AND PREFERRED STOCK DIVIDEND
    REQUIREMENTS.............................    5

REGULATORY MATTERS...........................    6
    General..................................    6
    Dividend Restrictions....................    6
    Holding Company Structure................    7
    Capital Adequacy.........................    7
    FDICIA and FDIC Insurance................    8
    Regulation of the Credit Card Business...    9
    Federal Financial Institutions
      Examination Council....................   10

DESCRIPTION OF DEBT SECURITIES...............   10
    General..................................   11
    Subordination of Subordinated Debt
      Securities.............................   12
    Restriction on Sale or Issuance of Voting
      Stock of the Bank......................   13
    Events of Default........................   14

                                               Page
                                               ----
    Defeasance and Covenant Defeasance.......   15
    Modification and Waiver..................   16
    Consolidation, Merger and Sale of
      Assets.................................   17
    Global Debt Securities...................   17
    Concerning the Trustees..................   17

DESCRIPTION OF PREFERRED STOCK...............   18
    General..................................   18
    Rank.....................................   19
    Dividend Rights..........................   19
    Voting Rights............................   19
    Rights Upon Liquidation..................   19
    Redemption...............................   20
    Conversion...............................   20
    Depositary Shares........................   20

DESCRIPTION OF COMMON STOCK..................   22

DESCRIPTION OF WARRANTS......................   23

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND
  STOCK PURCHASE UNITS.......................   23

PLAN OF DISTRIBUTION.........................   24

VALIDITY OF SECURITIES.......................   24

EXPERTS......................................   25

INDEX OF TERMS FOR PROSPECTUS................   26

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the "Commission," utilizing a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "the Company," "we," "us," "our" or similar references mean MBNA Corporation.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document that we file at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the Commission located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the Commission's home page at http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This prospectus constitutes part of a Registration Statement on Form S-3 filed with the Commission under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and you should refer to the Registration Statement for further information about us and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission is not necessarily complete, and in each instance you should refer to the copy of the document filed.

     The Commission allows us to disclose important information to you by referring you to documents we have filed or will file with them. The information "incorporated by reference" is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede previously filed information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, the "Exchange Act," until we sell all of the securities:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1998, provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K promulgated by the Commission shall not be deemed to be specifically incorporated by reference herein.

          2. Our Current Reports on Form 8-K dated January 4, 1999, January 7, 1999, January 31, 1999, February 28, 1999, March 25, 1999, March 26, 1999,
     March 29, 1999 and March 31, 1999.

          3. The description of our Common Stock contained in our registration statement filed on Form 8-A on January 18, 1991 under the Exchange Act.

     You may request a copy of these filings at no cost, by directing your request to MBNA Corporation, Wilmington, Delaware 19884-0131, Attention:
Investor Relations (800) 362-6255.

                                  THE COMPANY

     We are a registered bank holding company incorporated under the laws of Maryland in 1990. We are the parent corporation of MBNA America Bank, National Association, the "Bank," a national bank organized in January 1991, as the successor to a national bank organized in 1982.

     Our principal executive offices are located in Wilmington, Delaware 19884, and our telephone number is (800) 362-6255.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the securities offered by this prospectus and the applicable prospectus supplement will be used for general corporate purposes. General corporate purposes may include the repayment of maturing debt, possible acquisitions, investments in, or extension of credit to, our subsidiaries and the possible acquisition of real property for use in our business.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     Our consolidated ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividend requirements are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
EARNINGS TO FIXED CHARGES:
  Including Interest on Deposits............................  2.0    2.0    2.0    2.0    2.4
  Excluding Interest on Deposits............................  4.0    4.0    4.2    4.4    5.7
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
  DIVIDEND REQUIREMENTS (a):
  Including Interest on Deposits............................  2.0    1.9    1.9    2.0    2.4
  Excluding Interest on Deposits............................  3.8    3.6    3.8    4.3    5.7

-------------------------
(a) Preferred stock dividend requirements are adjusted to represent a pretax earnings equivalent.

     The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges less interest capitalized during the period, net of amortization of previously capitalized interest, by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing income before income taxes and fixed charges less interest capitalized during the period, net of amortization of previously capitalized interest, by fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative of interest. The preferred stock dividend requirements represent the pretax earnings which would have been required to cover the dividend requirements on any preferred stock outstanding. We did not have any preferred stock outstanding during the period prior to 1995 presented above and accordingly there were no preferred stock dividend requirements during this period.

                               REGULATORY MATTERS

     THE FOLLOWING DISCUSSION DESCRIBES CERTAIN OF THE ELEMENTS OF THE COMPREHENSIVE REGULATORY FRAMEWORK APPLICABLE TO BANK HOLDING COMPANIES AND BANKS AND PROVIDES CERTAIN SPECIFIC INFORMATION RELEVANT TO US AND OUR SUBSIDIARIES. FEDERAL REGULATION OF FINANCIAL INSTITUTIONS SUCH AS THE COMPANY AND THE BANK IS INTENDED PRIMARILY FOR THE PROTECTION OF DEPOSITORS AND THE BANK INSURANCE FUND RATHER THAN SHAREHOLDERS OR OTHER CREDITORS.

GENERAL

     As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System, the "Federal Reserve Board." The Bank is subject to supervision and examination by applicable federal agencies, principally the Office of the Comptroller of the Currency, the "OCC," which is the Bank's primary regulator. The Bank's deposits are insured by, and therefore the Bank is also subject to the regulations of, the Federal Deposit Insurance Corporation, the "FDIC." In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

     As a bank holding company, we are also subject to regulation under the Bank Holding Company Act of 1956, the "BHCA," and to the BHCA's examination and reporting requirements. Under the BHCA, bank holding companies must, in some cases, obtain the approval of the Federal Reserve Board prior to acquiring direct or indirect ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank. In addition, bank holding companies are prohibited under the BHCA from engaging in nonbanking activities other than those that the Federal Reserve Board has determined are closely related to banking.

     The earnings of the Bank, and therefore our earnings, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the FDIC and the OCC. In addition, there are numerous governmental requirements and regulations which affect our activities.

DIVIDEND RESTRICTIONS

     We are a legal entity separate and distinct from our banking and other subsidiaries. The principal source of our cash flow, including cash flow to pay dividends on our stock or principal (premium, if any) and interest on debt securities, is dividends from the Bank. The approval of the OCC is required for any dividend paid or declared by a national bank if the total of all dividends paid or declared by the Bank in any calendar year would exceed the total of its net income for that year combined with its retained net income for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a national bank may not pay a dividend in an amount greater than its undivided profits. Under current regulatory practice, national banks may pay dividends only out of current operating earnings. The payment of dividends by the Bank may also be affected by other factors, such as requirements for the maintenance of adequate capital. Under these provisions, the Bank could have declared, as of December 31, 1998, without obtaining prior regulatory approval, aggregate dividends of approximately $1.4 billion. The Bank's payment of dividends to us may also be limited by a tangible net worth requirement under the Bank's revolving credit facility. This facility was not drawn upon as of December 31, 1998. If this facility had been drawn upon as of December 31, 1998, the amount of retained earnings available for declaration of dividends would have been further limited to $645.9 million.

     In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991, "FDICIA," a FDIC-insured depository institution may not make capital distributions, including the payment of dividends, or pay any management fees to its holding company if it is undercapitalized or if such payment would cause it to become undercapitalized. See "-- FDICIA and FDIC Insurance."

HOLDING COMPANY STRUCTURE

     The Bank is subject to restrictions under federal law which limit the transfer of funds by the Bank to us and our nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Any transfers by the Bank to us or any nonbanking subsidiary are limited in amount to 10% of the Bank's capital and surplus and, with respect to us and all nonbanking subsidiaries, to an aggregate of 20% of the Bank's capital and surplus. Furthermore, loans and extensions of credit by the Bank to us or any of our nonbanking subsidiaries are required to be secured in specified amounts.

     Extensions of credit and other transactions between the Bank and us must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies.

     Under Federal Reserve Board policy, we are expected to act as a source of financial strength to each of our subsidiary banks and to commit resources to support each subsidiary bank, in circumstances where we might not do so absent such policy. Any capital loans by us to a subsidiary bank would also be subordinate in right of payment to deposits and to certain other indebtedness of that bank. In addition, the Crime Control Act of 1990 provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. The statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. We, as the sole stockholder of the Bank, are subject to such provisions.

CAPITAL ADEQUACY

     We are subject to risk-based capital guidelines adopted by the Federal Reserve Board for bank holding companies. The Bank is also subject to similar capital requirements adopted by the OCC. Under these requirements, the federal bank regulatory agencies have established quantitative measures to ensure that minimum thresholds for Tier 1 Capital, Total Capital and Leverage ratios are maintained. Failure to meet these minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the federal bank regulators, that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

     The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the federal bank regulators about components, risk weightings, and other factors. At December 31, 1998, the Company's and the Bank's capital exceeded all minimum regulatory requirements to which they are subject, and the Bank was "well-capitalized" as defined under the federal bank regulatory guidelines. The risked-based capital ratios in the following table have been computed in accordance with regulatory accounting practices.

                           REGULATORY CAPITAL RATIOS
                              AT DECEMBER 31, 1998

                                                                                    WELL-
                                                                    MINIMUM      CAPITALIZED
                                                         RATIOS   REQUIREMENTS   REQUIREMENTS
                                                         ------   ------------   ------------
MBNA CORPORATION
  Tier 1...............................................  11.44%       4.00%        (a)
  Total................................................  13.96        8.00         (a)
  Leverage.............................................  11.34        4.00         (a)
MBNA AMERICA BANK, N.A.
  Tier 1...............................................  11.69%       4.00%          6.00%
  Total................................................  14.28        8.00          10.00
  Leverage.............................................  11.55        4.00           5.00

-------------------------
(a) Not applicable for bank holding companies.

     On November 20, 1997, the OCC, the Federal Reserve Board, the FDIC and the Office of Thrift Supervision proposed for comment regulations establishing new risk-based capital requirements for recourse arrangements and direct credit substitutes. "Recourse" for this purpose means any retained risk of loss associated with any transferred asset that exceeds a pro rata share of the bank's or holding company's remaining claim on the asset, if any. Under existing regulations, banks and bank holding companies have to maintain capital against the full amount of any assets for which risk of loss is retained, unless the resulting capital amount would exceed the maximum contractual liability or exposure retained, in which case the capital required would equal, dollar-for-dollar, such maximum contractual liability or exposure. The proposal would extend this treatment to direct credit substitutes. "Direct credit substitute" means any assumed risk of loss associated with any asset or other claim that exceeds the bank's or holding company's pro rata share of the asset or claim, if any.

     One aspect of the proposal specifically addresses securitizations and would base the capital charge for these transactions on credit ratings from nationally recognized statistical rating agencies.

FDICIA AND FDIC INSURANCE

     FDICIA provides for expanded regulation of banks and bank holding companies. The expanded regulation includes expanded federal banking agency examinations and increased powers of federal banking agencies to take corrective action to resolve the problems of insured depository institutions with capital deficiencies. Those powers vary depending on which of several levels of capitalization a particular institution meets. FDICIA establishes five capital tiers: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     FDICIA permits only "well capitalized" institutions to accept brokered deposits without restrictions. As of December 31, 1998 the Bank met the FDIC's definition of a well capitalized institution for purposes of accepting brokered deposits. For the purposes of the brokered deposit rules, a bank is defined to be "well capitalized" if it maintains a ratio of Tier 1 capital to risk-adjusted assets of at least 6.0%, a ratio of Total capital to risk-adjusted assets of at least 10.0% and a leverage ratio of at least 5.0% and is not subject to any order, direction or written agreement to maintain specific capital levels. Under the regulatory definition of brokered deposits, as of December 31, 1998 the Bank had brokered deposits of $3.4 billion.

     The Bank is subject to FDIC deposit insurance assessments for the Bank Insurance Fund, the "BIF." Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to the Bank in the future will depend in part upon the risk assessment classification assigned to the Bank by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. The Deposit Insurance Funds Act of 1996, "DIFA," provides that premiums related to deposits assessed by the BIF are to be assessed at a rate of between 0 cents and 27 cents per $100 of deposits.

     DIFA also separated, effective January 1, 1997, the Financing Corporation, "FICO," assessment to service the interest on its bond obligations from the BIF and the Savings Association Insurance Fund, "SAIF," assessments. The amount assessed on individual institutions by the FICO will be in addition to the amount, if any, paid for deposit insurance according to the FDIC's risk-related assessment rate schedules. FICO assessment rates for the second quarter of 1999 were set at 1.176 basis points annually for BIF-assessable deposits. The rate may be adjusted quarterly to reflect a change in assessment base for the BIF. By law, the FICO rate on BIF-assessable deposits must be one-fifth the rate on SAIF-assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first.

REGULATION OF THE CREDIT CARD BUSINESS

     The relationship between the Bank and its cardholders is extensively regulated by federal and state consumer protection laws. The Truth in Lending Act requires credit card issuers to make certain disclosures along with their applications and solicitations, upon opening an account and with each periodic statement. The Truth in Lending Act also imposes certain substantive requirements and restrictions on credit card issuers and provides cardholders with certain rights to dispute unauthorized charges and to have their billing errors corrected promptly. Cardholders are also given the right to have their payments promptly credited to their accounts.

     The Equal Credit Opportunity Act prohibits lenders from making credit decisions based on sex, race and marital status among others. In order to protect borrowers from such discrimination, the Equal Credit Opportunity Act requires credit card issuers to disclose the principal reasons they took adverse action against an applicant or a cardholder.

     The Fair Credit Reporting Act generally regulates credit reporting agencies, but also imposes some duties on credit card issuers as users of consumer credit reports. For instance, the Fair Credit Reporting Act prohibits the use of a consumer credit report by a credit card issuer except in connection with a proposed business transaction with the consumer. The Fair Credit Reporting Act also requires that credit card issuers notify consumers when they take adverse action based upon information obtained from credit reporting agencies.

     The federal regulators are authorized to impose penalties for violations of these statutes and, in certain cases, to order the Bank to pay restitution to injured cardholders. Cardholders may bring actions for damages for such violations. In addition, a cardholder may be entitled to assert a violation of these consumer protection laws by way of set-off against his obligation to pay the outstanding credit card balance.

     In May, 1996, Andrew B. Spark filed a lawsuit against the Company, the Bank and certain of its officers and its subsidiary, MBNA Marketing Systems, Inc. The case is pending in the United States District Court for the District of Delaware. This suit is a purported class action. The plaintiff alleges that the Bank's advertising of its cash promotional annual percentage rate program was fraudulent and deceptive. The plaintiff seeks unspecified damages including actual, treble and punitive damages and attorneys' fees for an alleged breach of contract, violation of the Delaware Deceptive Trade Practices Act and the federal Racketeer Influenced and Corrupt Organizations Act. In February, 1998, a class was certified. The Company believes its advertising practices are proper under applicable federal and state law and intends to defend the action vigorously. In October 1998, Gerald D. Broder filed a lawsuit against the Company and the Bank in the Supreme Court of the State of New York, County of New York. This suit is a purported class action. The plaintiff alleges that the Bank's advertising of its cash promotional annual percentage rate program was fraudulent and deceptive. The plaintiff seeks unspecified damages including actual, treble and punitive damages and attorneys fees for an alleged breach of contract, common law fraud and violation of New York consumer protection statutes. The Company believes that its advertising practices are proper under applicable federal and state law and intends to defend these actions vigorously.

FEDERAL FINANCIAL INSTITUTIONS EXAMINATION COUNCIL

     In February 1999, the Federal Financial Institutions Examination Council published a revised policy statement on the classification of consumer loans. The revised policy establishes uniform guidelines for charge-off of loans to delinquent, bankrupt, and deceased borrowers, for charge-off of fraudulent accounts, and for re-aging, extending, deferring or rewriting delinquent accounts. The guidelines must be implemented by June 30, 1999, unless programming resources are required, in which case they must be implemented by December 31, 2000. We will accelerate charge-off of some delinquent loans when we implement the guidelines but we do not expect implementation to have a material effect on our consolidated financial statements.

                         DESCRIPTION OF DEBT SECURITIES

     We may from time to time offer and sell debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness, the "Debt Securities." The Debt Securities will be either our unsecured senior debt securities, the "Senior Debt Securities," or our unsecured subordinated debt securities, the "Subordinated Debt Securities." The Senior Debt Securities will be issued under an Indenture, the "Senior Indenture," between us and Bankers Trust Company, as Trustee, the "Senior Trustee." The Subordinated Debt Securities are to be issued under a second Indenture, the "Subordinated Indenture," between us and Harris Trust and Savings Bank, as Trustee, the "Subordinated Trustee." The Senior Indenture and the Subordinated Indenture are together called the "Indentures" and the Senior Trustee and the Subordinated Trustee are together called the "Trustees."

     The following summary of certain provisions of the Indentures is not complete. You should refer to the Indentures, copies of which are exhibits to the registration statement of which this prospectus is a part, Registration Statement File No. 333-74919; the "Registration Statement." Section references below are to the section in the applicable Indenture. Capitalized terms have the meanings assigned to them in the applicable Indenture. The referenced sections of the Indentures and the definitions of capitalized terms are incorporated by reference.

     The following sets forth certain general terms and provisions of the Debt Securities. The particular terms of the Debt Securities offered by any prospectus supplement will be described in the prospectus supplement relating to the offered Debt Securities.

     We are a bank holding company, and our right to participate as a shareholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up is subject to the prior claims of creditors of any subsidiary. Consequently, the ability of the holders of the Debt Securities to benefit, as our creditors, from any distributions is also subject to these prior claims. The Bank is subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which the Bank may pay dividends or otherwise supply funds to us or our affiliates. See "Regulatory Matters."

GENERAL

     The Indentures do not limit the amount of Debt Securities that we may issue. Each Indenture provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be our unsecured obligations.

     The Indentures and the Debt Securities do not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness, that would require us or an acquiror to repurchase Debt Securities in the event of a "change in control" or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving us or our subsidiaries. You should read the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants described below that are applicable to the Debt Securities.

     Unless otherwise indicated in the applicable prospectus supplement, principal of, premium, if any, and interest on the Debt Securities will be payable at our office or agency in the Borough of Manhattan, The City of New York, provided that, at our option, interest may be paid by mailing a check to the address of the person receiving interest as it appears on the register for the Debt Securities. Transfers of Debt Securities may be made at the same location. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange. (Section 305)

     The prospectus supplement relating to the particular series of Debt Securities being offered will specify the particular terms of those Debt Securities. The terms may include:

     - the title and type of the Debt Securities;

     - any limit on the aggregate principal amount of the Debt Securities;

     - the date or dates on which the principal of the Debt Securities will mature;

     - the interest rate or rates, which may be fixed or variable, of the Debt Securities, if any, and the date or dates from which any interest will accrue;

     - the interest payment dates and the regular record dates for the interest payment dates;

     - the place or places where payments may be made on the Debt Securities;

     - any mandatory or optional sinking funds or analogous provisions;

     - the date, if any, after which and the price or prices at which the Debt Securities may be redeemed and other detailed terms and provisions of any optional or mandatory redemption provision;

     - our obligation, if any, to redeem or repurchase the Debt Securities at the option of the holder;

     - if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Debt Securities will be issuable;

     - if other than the principal amount thereof, the portion of the principal amount of the Debt Securities that will be payable upon the declaration of acceleration of the maturity thereof;

     - the currency of payment of principal of and any premium and interest on the Debt Securities;

     - any index used to determine the amount of payment of principal of and any premium and interest on the Debt Securities;

     - if the Debt Securities will be issuable only in the form of a Global Security, the Depositary or its nominee with respect to the Debt Securities and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a person other than the Depositary or its nominee;

     - the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance;"

     - any additional event of default, and in the case of any Subordinated Debt Securities, any additional event of default that would result in the acceleration of the maturity thereof; and

     - any other terms of the Debt Securities. (Section 301)

     Some of the Debt Securities may be issued as original issue discount Debt Securities. Original issue discount Debt Securities are securities sold by us for substantially less than their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount Debt Securities will be described in the applicable prospectus supplement. (Section 101)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the applicable prospectus supplement, the following provisions apply to the Subordinated Debt Securities. The following section references are to sections of the Subordinated Indenture.

     The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness, as defined below. In certain events of insolvency, payments on the Subordinated Debt Securities will also be effectively subordinated in right of payment to all Other Financial Obligations, as defined below. In certain circumstances relating to any liquidation, dissolution, winding up, reorganization, insolvency or similar proceeding of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full before the holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the Subordinated Debt Securities. (Section
1302) If, after all payments have been made to the holders of Senior Indebtedness, (A) there are amounts available for payment on the Subordinated Debt Securities and (B) any person entitled to payment according to the terms of Other Financial Obligations has not received full payment, then amounts available for payments on the Subordinated Debt Securities will first be used to pay in full such Other Financial Obligations before any payment may be made on the Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, all Senior Indebtedness will have to be repaid before any payment can be made on the Subordinated Debt Securities. (Section 1303) No payments on the Subordinated Debt Securities may be made in the event:

     - there is a default in any payment with respect to any Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity of the Senior Indebtedness, or

     - if there is pending any judicial proceeding with respect to any default. (Section 1304)

     By reason of the subordination, in the event of our insolvency, our creditors who are not holders of Senior Indebtedness or the Subordinated Debt Securities may recover less, proportionately, than holders of Senior Indebtedness and may recover more, proportionately, than holders of the Subordinated Debt Securities.

     "Senior Indebtedness" is defined in the Subordinated Indenture to mean the principal of, premium, if any, and interest on (A) all indebtedness for money borrowed by us, including indebtedness of others that we guarantee, other than the Subordinated Debt Securities, whether outstanding on the date of the Subordinated Indenture or created, assumed or incurred after that date and (B) any amendments, renewals, extensions, modifications and refundings of any indebtedness, unless in either case the instrument evidencing any indebtedness provides that the indebtedness is not superior in right of payment to the Subordinated Debt Securities. (Section 101) For the purposes of this definition, "indebtedness for money borrowed" is defined as:

     - any obligation of ours or any obligation guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments;

     - any deferred payment obligation of ours or any such obligation guaranteed by us for the payment of the purchase price of property or assets evidenced by a note or similar instrument; and

     - any obligation of ours or any such obligation guaranteed by us for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on our balance sheet under generally accepted accounting principles.

     "Other Financial Obligations" is defined in the Subordinated Indenture to mean all of our obligations to make payment pursuant to the terms of financial instruments, such as:

     - securities contracts and foreign currency exchange contracts;

     - derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts; and

     - in the case of the instruments described above, similar financial instruments other than obligations on account of Senior Indebtedness and obligations on account of indebtedness for money borrowed ranking equal or subordinate to the Subordinated Debt Securities. (Section 101)

     The Subordinated Indenture does not limit the amount of other indebtedness that we or any of our subsidiaries may issue. As of December 31, 1998, the aggregate principal amount of Senior Indebtedness we had outstanding was $2.1 billion.

RESTRICTION ON SALE OR ISSUANCE OF VOTING STOCK OF THE BANK

     The Senior Indenture contains a covenant by us that neither we nor any subsidiary will sell, assign, transfer, grant a security interest or otherwise dispose of any shares of voting stock, or any securities convertible into, or options, warrants or rights to purchase shares of voting stock of the Bank or any subsidiary owning any shares of the Bank. In addition, we will not permit the Bank or any subsidiary owning any shares of voting stock of the Bank to issue any shares of the Bank's Voting Stock or any securities convertible into, or options, warrants or rights to purchase shares of the Bank's voting stock. These restrictions will not apply to sales, assignments, transfers, issuances, grants of security interests or other dispositions which:

     - are for fair market value, as determined by our Board of Directors, and if, after giving effect to the transaction, we will own not less than 80% of the shares of voting stock of the Bank or any such subsidiary owning any shares of voting stock of the Bank free and clear of any security interest;

     - are made (x) in compliance with an order of a court or regulatory authority of competent jurisdiction, or (y) in compliance with a condition imposed by any court or authority permitting us to acquire any other bank or entity the activities of which are legally permissible for us or any subsidiary to engage in, or (z) in compliance with an undertaking made to such an authority in connection with an acquisition by us of any bank or entity the activities of which are legally permissible for us or any subsidiary to engage in, provided that, in the case of clauses (y) and (z), the assets of the bank or entity being acquired and its consolidated subsidiaries equal or exceed 75% of the assets of the Bank or any subsidiary owning any shares of voting stock of the Bank and its respective consolidated subsidiaries on the date of acquisition; or

     - are made to us or to any wholly-owned subsidiary.

Notwithstanding the restrictions described above, the Bank may be merged into or consolidated with another banking institution organized under the laws of the United States, any State or the District of Columbia, if, after giving effect to the merger or consolidation, we or any wholly-owned subsidiary owns at least 80% of the voting stock of the other banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect to the merger or consolidation, no event of default exists. (Section 1008) This restriction is not included in the Subordinated Indenture.

EVENTS OF DEFAULT

     Unless otherwise provided in the applicable prospectus supplement, the Indentures define an event of default as any one of the following events:

     - default in the payment of any interest upon any Debt Security and continuance of that default for a period of 30 days (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

     - default in the payment of the principal of (or premium, if any, on) any Debt Security at its maturity (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

     - failure to deposit any sinking fund payment (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

     - our failure to perform any other covenants or warranties in the applicable Indenture, other than a covenant or warranty included in the applicable Indenture solely for the benefit of a series of Debt Securities under the applicable Indenture other than that series, continuing for 60 days after the holders of at least 25% in principal amount of the outstanding Debt Securities have given written notice;

     - our failure, or the Bank's failure, to pay the principal of, or acceleration of, any indebtedness for borrowed money in an aggregate principal amount exceeding $10,000,000, if the acceleration is not annulled within 10 days after due notice;

     - certain events relating to our or the Bank's bankruptcy, insolvency or reorganization, and

     - any other event of default provided with respect to Debt Securities of that series. (Section 501)

If an event of default occurs with respect to the Debt Securities, the Trustee under the applicable Indenture will give the holders of the Debt Securities notice of the default. However, if we fail to perform certain covenants or warranties in the applicable Indenture, the Trustee will not give notice to holders until at least 30 days after the 60-day cure period has expired. (Section 602)

     If any event of default with respect to the Senior Debt Securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount or, if the Debt Securities of that series are original issue discount Debt Securities, a specified portion of the principal amount of all the Senior Debt Securities of that series to be due and payable immediately. The Trustee and the holders will not be entitled to accelerate the maturity of the Subordinated Debt Securities upon the occurrence of any of the events of default described above except in the case of certain events relating to our bankruptcy, insolvency or reorganization. There is no right of acceleration in the case of a default in the performance of any covenant with respect to the Subordinated Debt Securities, including the payment of interest or principal. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul the acceleration. (Section 502)

     The Indentures provide that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered reasonable indemnity to the Trustee. (Section 603) Subject to the provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     No holder of any series of Debt Securities will have any right to institute any proceeding with respect to the applicable Indenture or for the appointment of a receiver or a trustee or for any remedy under the applicable Indenture, unless:

     - the holder will have previously given to the Trustee written notice of a continuing event of default;

     - the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series will have made written request, and offered reasonable indemnity, to the Trustee to institute the proceeding as trustee; and

     - the Trustee will not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with the request and will have failed to institute the proceeding within 60 days. (Section 507)

     However, these limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest on the Debt Security on or after the respective due dates expressed in the Debt Security. (Section 508)

     We are required under each Indenture to furnish to the Trustee annually a statement as to our performance of certain obligations under the Indenture and as to any default in the performance. (Section 1004)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide, if the provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the applicable Indenture, which will be indicated in the applicable prospectus supplement, that we may elect either (a) to defease and be discharged from all obligations relating to the Debt Securities then outstanding, including, in the case of Subordinated Debt Securities, the provisions described under "Subordination of Subordinated Debt Securities" and except for certain obligations to register the transfer of or exchange of the Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold monies for payment in trust, referred to as "defeasance," or (b) to be released from our obligations with respect to the Debt Securities under any covenant applicable to the Debt Securities which is determined pursuant to Section 301 of the applicable Indenture to be subject to covenant defeasance and, with respect to Senior Debt Securities, to be released from our obligations concerning the restriction on sale or issuance of voting stock described under "Restriction on Sale or Issuance of voting stock of the Bank," referred to as "covenant defeasance," and the occurrence of an event described in the fourth item regarding covenants subject to covenant defeasance or the fifth item listed under "Events of Default" above will no longer be an event of default, in each case (a) or (b), if we deposit, in trust, with the Trustee under the applicable Indenture, money or U.S. Government Obligations, which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of (and premium, if any) and interest on such Debt Securities on the dates such payments are due, which may include one or more redemption dates designated by us, and any mandatory sinking fund or analogous payments in accordance with the terms of the Debt Securities. This trust may only be established if, among other things:

     - no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the Indenture will have occurred and be continuing on the date of the deposit;

     - the deposit will not cause the Trustee under the applicable Indenture to have any conflicting interest with respect to our other securities;

     - we will have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit or defeasance and will be subject to Federal income tax in the same manner as if the defeasance had not occurred; and

     - in the case of Subordinated Debt Securities, no default in the payment of principal of any Senior Indebtedness will have occurred or be continuing and no other event of default with respect to any Senior Indebtedness will have occurred and be continuing, permitting, after notice or lapse of time or both, the acceleration thereof.

     We may exercise our defeasance option with respect to the Debt Securities notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the Debt Securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the Debt Securities may not be accelerated by reference to the covenants noted under clause (b) under the caption "Defeasance and Covenant Defeasance" above. In the event we fail to comply with our remaining obligations with respect to the Debt Securities under the applicable Indenture after exercising our covenant defeasance option and the Debt Securities are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments. (Article Thirteen and Article Fourteen of the Senior Indenture and the Subordinated Indenture, respectively.)

MODIFICATION AND WAIVER

     We and the Trustee under the applicable Indenture may make modifications and amendments to the Indentures with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding Debt Securities of each series issued under the Indenture and affected by the modification or amendments. However, no modification or amendment may, without the consent of each holder of Debt Securities affected by the modification or amendment:

     - change the stated maturity of any Debt Security;

     - reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the applicable prospectus supplement, interest on, any Debt Security, including in the case of an original issue discount Debt Security the amount payable upon acceleration of the maturity of the Debt Security;

     - change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security;

     - impair the right to institute suit for the enforcement of any payment on any

       Debt Security on or at the stated maturity, or in the case of redemption, on or after the redemption date;

     - in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the holders of the Subordinated Debt Securities; or

     - reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of certain defaults or, in the case of the Senior Indenture, for waiver of compliance with certain provisions of the Indenture. (Section 902)

     The holders of at least 66 2/3% in aggregate principal amount of the outstanding Senior Debt Securities of any series may, on behalf of all holders of that series, waive our compliance with certain restrictive provisions of the applicable Indenture. (Section 1009) The holders of a majority in aggregate principal amount of the Senior Debt Securities or the Subordinated Debt Securities may, on behalf of all holders of the Senior Debt Securities or the Subordinated Debt Securities, respectively, waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Under each Indenture, we may consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person without the consent of the holders of any of the outstanding Debt Securities provided that:

     - any successor or purchaser is a corporation organized under the laws of the United States of America, any State or the District of Columbia, and will expressly assume our obligations on the Debt Securities under a supplemental Indenture;

     - immediately after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing;

     - if our properties or assets become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Indenture, we or the successor person takes the necessary steps to secure the Securities equally and proportionately with (or prior to) all indebtedness secured thereby; and

     - we have delivered to the Trustee under the applicable Indenture an officers' certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable prospectus supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by the Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for the Global Security to a nominee for the Depositary and except in the circumstances described in the applicable prospectus supplement. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable prospectus supplement.

CONCERNING THE TRUSTEES

     Bankers Trust Company and Harris Trust and Savings Bank are Trustees under the Senior

Indenture and the Subordinated Indenture, respectively. In the normal course of business, we and our subsidiaries conduct banking transactions with the Trustees, and the Trustees conduct banking transactions with us and our subsidiaries. Bankers Trust Company serves as trustee for several of the trusts established in connection with certain of the Bank's asset securitizations.

                         DESCRIPTION OF PREFERRED STOCK

     The following summary contains a description of the general terms of the preferred stock, par value $.01 per share, the "Preferred Stock," to which any prospectus supplement may relate. Certain terms of any series of the Preferred Stock offered by any prospectus supplement will be described in the prospectus supplement for that series of the Preferred Stock. If so indicated in the prospectus supplement, the terms of that series, including any Depositary Shares, as defined below, issued in conjunction with Preferred Stock, may differ from the terms described below. Certain provisions of the Preferred Stock described below and in any prospectus supplement are not complete. You should refer to our Articles of Incorporation and the articles supplementary to our Articles of Incorporation which will be filed with the Commission in connection with the offering of the series of Preferred Stock.

GENERAL

     Our Articles of Incorporation authorize our Board of Directors or a committee of our Board of Directors to provide for the issuance of Preferred Stock in one or more series, without stockholder action. The Board of Directors can determine the rights, preferences and limitations of each series. Under the Articles of Incorporation, 20,000,000 shares are classified as Preferred Stock. Our Board of Directors has authority to reclassify authorized but unissued shares of any stock as Preferred Stock or other stock having preferred dividend and voting rights and other characteristics determined by our Board of Directors. Prior to the issuance of each series of Preferred Stock, our Board of Directors will adopt resolutions creating and designating the series as a series of Preferred Stock. As of December 31, 1998, we had outstanding 4,547,882 shares of 7 1/2% Cumulative Preferred Stock, Series A, and 4,026,000 shares of Adjustable Rate Cumulative Preferred Stock, Series B.

     The Preferred Stock has the terms described below, unless otherwise provided in the prospectus supplement relating to a particular series of the Preferred Stock. You should read the prospectus supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including:

     - the designation of the Preferred Stock and the number of shares offered;

     - the amount of liquidation preference per share;

     - the price at which the Preferred Stock will be issued;

     - the dividend rate, or method of calculation, the dates on which dividends will be payable, whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate;

     - any redemption or sinking fund provisions of the Preferred Stock;

     - whether we have elected to offer Depositary Shares, as defined below; and

     - any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable and have no preemptive rights. Unless otherwise specified in the prospectus supplement, each series of the Preferred Stock will rank equally as to dividends and liquidation rights in all respects with each other series of the Preferred Stock.

RANK

     Any series of the Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

     - senior to all classes of Common Stock and to all equity securities issued by us the terms of which specifically provide that the equity securities will rank junior to the Preferred Stock, collectively referred to as the "Junior Securities;"

     - equally with all equity securities issued by us the terms of which specifically provide that the equity securities will rank equally with the Preferred Stock, collectively referred to as the "Parity Securities;" and

     - junior to all equity securities issued by us the terms of which specifically provide that the equity securities will rank senior to the Preferred Stock.

DIVIDEND RIGHTS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates described in the prospectus supplement. The rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on our stock record books or, if applicable, the records of the Depositary referred to below under "Depositary Shares," on record dates determined by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the prospectus supplement. Our ability to pay dividends on our Preferred Stock is subject to policies established by the Federal Reserve Board. See "Regulatory
Matters -- Dividend Restrictions."

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities unless dividends have been paid or set apart for payment on the Preferred Stock. If full dividends are not paid, the Preferred Stock will share dividends pro rata with the Parity Securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any Junior Securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the Preferred Stock.

     Each series of Preferred Stock will be entitled to dividends as described in the prospectus supplement, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination.

VOTING RIGHTS

     Except as indicated in the prospectus supplement, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to any voting rights.

     Under regulations adopted by the Federal Reserve Board if the holders of any series of Preferred Stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a "class of voting securities." In such case, a holder of 25% or more of the series, or a holder of 5% or more if that holder exercises a "controlling influence" over the Company, may then be subject to regulation as a bank holding company in accordance with the BHCA. In addition, at such time as the series is deemed a class of voting securities, (A) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of that series and (B) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of that series.

RIGHTS UPON LIQUIDATION

     In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock will be entitled to receive, before any distribution of assets is made to holders of Junior

Securities, including common stock, liquidating distributions in the amount described in the prospectus supplement relating to each series of the Preferred Stock, plus an amount equal to accrued and unpaid dividends and, if the series of the Preferred Stock is cumulative, for all dividend periods prior to that point in time. If the amounts payable with respect to the Preferred Stock of any series and any other Parity Securities are not paid in full, the holders of the Preferred Stock of the applicable series and the Parity Securities will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of Preferred Stock and the Parity Securities are paid in full, they will have no right or claim to any of our remaining assets.

     Because we are a bank holding company, our rights, the rights of our creditors and of our stockholders, including the holders of the shares of the Preferred Stock offered by this prospectus, to participate in the assets of any subsidiary, upon the subsidiary's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or in part, at our option or the option of the holder. In addition, a series of Preferred Stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of Preferred Stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.

     In the event of partial redemptions of Preferred Stock, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable.

     On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of Preferred Stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.

     Under current regulations, bank holding companies may exercise an option to redeem shares of preferred stock included as Tier 1 capital, or exchange the preferred stock for debt securities, without the prior approval of the Federal Reserve Board, if the bank holding company will remain well capitalized, received a composite rating of 1 or 2 of its most recent BOPEC inspection and is not the subject of any unresolved supervisory issues.

CONVERSION

     The prospectus supplement will state the terms, if any, on which shares of a series of Preferred Stock are convertible into other securities of ours.

DEPOSITARY SHARES

     GENERAL. We may, at our option, elect to offer fractional shares of Preferred Stock, "Depositary Shares," rather than full shares of Preferred Stock. If we do, we will issue to the public receipts, "Depositary Receipts," for Depositary Shares, each of which will represent a fraction, to be described in the prospectus supplement, of a share of a particular series of Preferred Stock.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement, the "Deposit Agreement," between us and the depositary named in the prospectus supplement, the "Depositary." Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in shares of Preferred Stock represented by the Depositary Share, to all the rights and preferences of the Preferred Stock represented by the Depositary Shares. Those rights include dividend, voting, redemption, subscription and liquidation rights.

     The following summary of certain provisions of the Deposit Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreement. Whenever particular sections of the Deposit Agreement are referred to, it is intended that the sections shall be incorporated by reference in this prospectus. You should read copies of the forms of Deposit Agreement and Depositary Receipt filed as an exhibit to the Registration Statement.

     DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to that Preferred Stock in proportion to the number of Depositary Shares owned by those holders. (Section 4.01)

     If there is a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Depositary determines that it is not feasible to make the distribution. If this occurs, the Depositary may sell the property and distribute the net proceeds for the sale to the applicable holders. (Section 4.02)

     REDEMPTION OF DEPOSITARY SHARES. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of that series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the Preferred Stock. Whenever we redeem shares of Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or by any other equitable method as determined by the Depositary. (Section 2.08)

     VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in the notice of meeting to the record holders of the Depositary Shares relating to the Preferred Stock. Each record holder of those Depositary Shares on the record date, which will be the same date as the record date for the Preferred Stock, will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by that holder's Depositary Shares. The Depositary will try, as much as practicable, to vote the amount of the Preferred Stock represented by those Depositary Shares in accordance with such instructions, and we will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will not vote shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing the Preferred Stock. (Section 4.05)

     AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may be amended at any time by agreement between us and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless the amendment has been approved by the holders of at least a majority of the Depositary Shares outstanding at that time. (Section 6.01) The Deposit Agreement will terminate only if (A) all outstanding Depositary Shares have been redeemed or (B) there has been a final distribution in respect of the Preferred Stock in connection with our liquidation, dissolution or winding up and the Preferred Stock has been distributed to the holders of Depositary Receipts. (Section 6.02)

     CHARGES OF DEPOSITARY. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of Depositary

Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and any other charges as are expressly provided in the Deposit Agreement to be for their accounts. (Section 5.07)

     RESIGNATION AND REMOVAL OF DEPOSITARY. The Depositary may resign at any time by delivering notice to us of its election to do so. We may at any time remove the Depositary. Any resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. The successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. (Section 5.04)

     MISCELLANEOUS. The Depositary will forward all reports and communications from us that we deliver to the Depositary and which we are required or otherwise determine to furnish to the holders of the Preferred Stock. (Section 4.07)

     Neither we nor the Depositary will be liable under the Deposit Agreement to holders of Depositary Receipts other than for our negligence, willful misconduct or bad faith. Neither we nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. We and the Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine. (Section 5.03)

                          DESCRIPTION OF COMMON STOCK

     The following summary is not complete and you should refer to the applicable provisions of the Maryland General Corporation Law and the Articles of Incorporation and by-laws of the Company. See "Where You Can Find More Information."

     We are authorized to issue up to 1,500,000,000 shares of common stock, par value $.01 per share, the "Common Stock." At December 31, 1998, we had issued and outstanding 751,795,674 shares of Common Stock. In January 1999, we issued 50,000,000 shares of Common Stock.

     Holders of our Common Stock are entitled to receive, pro rata, dividends declared by the Board of Directors out of funds legally available for their payment. Our ability to pay dividends to our stockholders may be limited by federal law. See "Regulatory Matters." In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share proportionately in the assets available for distribution to stockholders.

     Each share of Common Stock is entitled to one vote on each matter submitted to a vote of stockholders. Holders of shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors. The Common Stock has no conversion rights and is not redeemable. All outstanding shares of Common Stock are, and the shares sold in the offerings will be when issued, fully paid and nonassessable. Our stockholders have no preemptive rights to subscribe for additional shares of our stock or other securities of ours except as may be granted by the Board of Directors.

                            DESCRIPTION OF WARRANTS

     We may issue warrants, the "Warrants," to purchase Debt Securities, Preferred Stock, Depositary Shares or Common Stock, collectively, the "Securities." Warrants may be issued independently or together with Debt Securities, Preferred Stock, Depositary Shares or Common Stock and may be attached to or separate from any offered securities. Each series of Warrants will be issued under a separate warrant agreement, each a "Warrant Agreement," to be entered into between us and a warrant agent, the "Warrant Agent." The Warrant Agent will act solely as our agent in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of Warrants. Below is a description of certain general terms and provisions of the Warrants that we may offer. Further terms of the Warrants and the applicable Warrant Agreement will be described in the prospectus supplement.

     The prospectus supplement will describe the following terms, where applicable description of, the Warrants in respect of which this prospectus is being delivered:

     - the title of the Warrants;

     - the aggregate number of the Warrants;

     - the price or prices at which the Warrants will be issued;

     - the designation, aggregate principal amount and terms of the securities purchasable upon exercise of the Warrants;

     - the designation and terms of the Securities with which the Warrants are issued and the number of the Warrants issued with each such security;

     - if applicable, the date on and after which the Warrants and the related securities will be separately transferable;

     - the price at which the securities purchasable upon exercise of the Warrants may be purchased;

     - the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

     - the minimum or maximum amount of the Warrants which may be exercised at any one time;

     - information with respect to book-entry procedures, if any;

     - a discussion of certain Federal income tax considerations; and

     - any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the Warrants.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, "Stock Purchase Contracts," representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of Common Stock at a future date or dates. The price per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula described in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of stock purchase units, "Stock Purchase Units," consisting of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice-versa. These payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units.

                              PLAN OF DISTRIBUTION

     We may sell Securities to or through underwriters or dealers, directly to other purchasers or through agents. Each prospectus supplement will describe the method of distribution of the Securities that are being offered.

     The distribution of the Securities may take place from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any underwriter or agent will be identified, and any compensation received from us will be described, in the prospectus supplement.

     If so indicated in the applicable prospectus supplement and subject to existing market conditions, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which contracts may be made include but are not limited to commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by us. The obligations of any purchaser under any contract will be subject to the condition that the purchase of the offered Debt Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and the other agents will not have any responsibility in respect of the validity or performance of the contracts.

     Underwriters and agents who participate in the distribution of Securities may be entitled under agreements which may be entered into by us to indemnification by us against certain liabilities, including liabilities under the Securities Act.

     Except as indicated in the applicable prospectus supplement, the Securities are not expected to be listed on a securities exchange, except for the Common Stock, which is listed on the New York Stock Exchange, and any underwriters or dealers will not be obligated to make a market in Securities. We cannot predict the activity or liquidity of any trading in the Securities.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for us by John W. Scheflen, Executive Vice President, General Counsel and Secretary of the Company, and for any underwriters, dealers or agents by Simpson Thacher & Bartlett, New York, New York. Simpson Thacher & Bartlett will rely on the opinion of Mr. Scheflen as to matters of Maryland law and Mr. Scheflen will rely on the opinion of Simpson Thacher & Bartlett as to matters of New York law. Mr. Scheflen owns beneficially in excess of 750,000 shares of Common Stock, including options exercisable within sixty days under our stock incentive plans. Simpson Thacher & Bartlett regularly performs legal services for us and our subsidiaries.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements which are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         INDEX OF TERMS FOR PROSPECTUS

                 Term                   Page
                 ----                   ----
Bank..................................    5
BHCA..................................    6
BIF...................................    8
Commission............................    4
Common Stock..........................   22
Company...............................    4
covenant defeasance...................   15
Debt Securities.......................   10
defeasance............................   15
Deposit Agreement.....................   20
Depositary............................   20
Depositary Receipts...................   20
Depositary Shares.....................   20
DIFA..................................    9
Direct credit substitute..............    8
Exchange Act..........................    4
FDIC..................................    6
FDICIA................................    6
Federal Reserve Board.................    6
FICO..................................    9
indebtedness for money borrowed.......   13
Indentures............................   10
Junior Securities.....................   19

                 Term                   Page
                 ----                   ----
OCC...................................    6
Other Financial Obligations...........   13
Parity Securities.....................   19
Preferred Stock.......................   18
Recourse..............................    8
Registration Statement................   10
SAIF..................................    9
Securities............................   23
Senior Debt Securities................   10
Senior Indebtedness...................   12
Senior Indenture......................   10
Senior Trustee........................   10
Stock Purchase Contracts..............   23
Stock Purchase Units..................   23
Subordinated Debt Securities..........   10
Subordinated Indenture................   10
Subordinated Trustee..................   10
Trustees..............................   10
Warrant Agent.........................   23
Warrant Agreement.....................   23
Warrants..............................   23
well capitalized......................    7

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
MBNA Corporation..........................   S-3
Recent Developments.......................   S-3
Use of Proceeds...........................   S-3
Selected Financial Data...................   S-4
Capitalization............................   S-6
Market Price of Common Stock..............   S-6
Dividend Limitations......................   S-7
Underwriting..............................   S-8
Incorporation of Certain Information by
  Reference...............................   S-9
Validity of the Common Stock..............   S-9

                                   PROSPECTUS

                                            PAGE
                                            ----
Table of Contents.........................    3
About This Prospectus.....................    4
Where You Can Find More Information.......    4
The Company...............................    5
Use of Proceeds...........................    5
Ratio of Earnings to Fixed Charges and
  Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividend
  Requirements............................    5
Regulatory Matters........................    6
Description of Debt Securities............   10
Description of Preferred Stock............   18
Description of Common Stock...............   22
Description of Warrants...................   23
Description of Stock Purchase Contracts
  and Stock Purchase Units................   23
Plan of Distribution......................   24
Validity of Securities....................   24
Experts...................................   25
Index of Terms for Prospectus.............   26

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                               50,000,000 SHARES
                                MBNA CORPORATION
                                  COMMON STOCK
                            ------------------------

                                  [MBNA LOGO]
                            ------------------------
                              GOLDMAN, SACHS & CO.
                                 [RECYCLE LOGO]

              THIS DOCUMENT IS PRINTED ENTIRELY ON RECYCLED PAPER.

------------------------------------------------------
------------------------------------------------------